# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hinge Health, Inc., CIK 0001673743
CUSIP: 433313103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 455 Market Street, Suite 700, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001591336

## Reporting persons
- 11.2 Capital I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,703,954; sole dispositive power 0; shared dispositive power 2,703,954; aggregate amount beneficially owned 2,703,954 (9.1% of the class)
- 11.2 Capital I Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,703,954; sole dispositive power 0; shared dispositive power 2,703,954; aggregate amount beneficially owned 2,703,954 (9.1% of the class)
- 11.2 Capital HH, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 171,550; sole dispositive power 0; shared dispositive power 171,550; aggregate amount beneficially owned 171,550 (0.6% of the class)
- 11.2 Capital IVY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 829,020; sole dispositive power 0; shared dispositive power 829,020; aggregate amount beneficially owned 829,020 (3% of the class)
- 11.2 Capital Ivy Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,570; sole dispositive power 0; shared dispositive power 1,000,570; aggregate amount beneficially owned 1,000,570 (3.6% of the class)
- Qian Zhuang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,704,524; sole dispositive power 0; shared dispositive power 3,704,524; aggregate amount beneficially owned 3,704,524 (12.1% of the class)

## Item 1. Issuer
Name of issuer: Hinge Health, Inc.
Address of issuer's principal executive offices: 455 Market Street, Suite 700, San Francisco, CA, 94105.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

11.2 Capital I, L.P. ("11.2 Capital I")
11.2 Capital I Partners, LLC ("11.2 Capital I GP")
11.2 Capital HH, LLC ("11.2 Capital HH")
11.2 Capital IVY, LLC ("11.2 Capital IVY")
11.2 Capital Ivy Partners, LLC ("11.2 Capital Mgr")
Qian Zhuang ("Zhuang")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o 11.2 Capital
1611 Spring Gate Ln, Unit 371763
Las Vegas, Nevada 89134
Citizenship:
11.2 Capital I Delaware
11.2 Capital I GP Delaware
11.2 Capital HH Delaware
11.2 Capital IVY Delaware
11.2 Capital Mgr Delaware
Zhuang United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,703,954 shares of Class B common stock held directly by 11.2 Capital I; (ii) 171,550 shares of Class B common stock held directly by 11.2 Capital HH; and (iii) 829,020 shares of Class B common stock held directly by 11.2 Capital IVY. Each share of Class B common stock is convertible into one share of Class A common stock.

11.2 Capital I GP is the general partner of 11.2 Capital I and 11.2 Capital Mgr is the manager of each of 11.2 Capital HH and 11.2 Capital IVY. Zhuang is the sole managing member of each of 11.2 Capital I GP and 11.2 Capital Mgr and has sole voting and dispositive power over the shares held by each of 11.2 Capital I, 11.2 Capital HH and 11.2 Capital IVY.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 26,909,512 shares of Class A common stock outstanding as of June 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2025, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- 11.2 Capital I, L.P.: /s/ Shelley Zhuang, By 11.2 Capital I Partners, LLC, its General Partner, By Shelley Zhuang, Managing Member (08/14/2025)
- 11.2 Capital I Partners, LLC: /s/ Shelley Zhuang, By Shelley Zhuang, Managing Member (08/14/2025)
- 11.2 Capital HH, LLC: /s/ Shelley Zhuang, By 11.2 Capital Ivy Partners, LLC, its Manager, By Shelley Zhuang, Managing Member (08/14/2025)
- 11.2 Capital IVY, LLC: /s/ Shelley Zhuang, By 11.2 Capital Ivy Partners, LLC, its Manager, By Shelley Zhuang, Managing Member (08/14/2025)
- 11.2 Capital Ivy Partners, LLC: /s/ Shelley Zhuang, By Shelley Zhuang, Managing Member (08/14/2025)
- Qian Zhuang: /s/ Shelley Zhuang, Shelley Zhuang (08/14/2025)